633 West Fifth Street Suite 1550 Los Angeles, CA 90071-2027 PHONE 323.210.2900 FAX 866.974.7329 www.wsgr.com

October 19, 2018

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Mara L. Ransom
Ta Tanisha Meadows
Bill Thompson
Danilo Castelli
Jennifer López-Molina

Re:	Revolve Group, LLC
Revolve Group, Inc.
Registration Statement on Form S-1
Submitted September 28, 2018
CIK No. 0001746618

Ladies and Gentlemen:

On behalf of our client, Revolve Group, LLC (the “Company”), we are supplementally filing this letter to the staff of the Securities and Exchange Commission in connection with the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Below is the proposed disclosure of the Company’s estimated results for the three months ended September 30, 2018, which presents the Company’s expected net sales, gross margin, net income and adjusted EBITDA. The Company is considering disclosing this information in an amendment to the Registration Statement on page 8 of the prospectus under the caption “Prospectus Summary.”

Recent Developments

Certain preliminary estimates of our operating results for the three months ended September 30, 2018 are presented below. We are in the process of finalizing our financial results for the three months ended September 30, 2018 and therefore the following results are preliminary estimates, which are unaudited and subject to completion.

The factors that will most significantly determine our actual net income within that range include components of operating expenses that can fluctuate from quarter to quarter, such as our marketing, fulfillment, and selling and distribution expenses, as well as reliance on revenue estimates and judgments used in preparing our consolidated financial statements as described in Note 2 (Significant Accounting Policies—Use of Estimates) of our consolidated financial statements. See the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the components of operating expenses and how they may fluctuate from period to period.

	Three Months Ended September 30,
	2017	2018	% Change
	(dollars in millions)
Net sales	$99.5	$122.0 - $125.0	22.6% - 25.6%
Gross margin	47.9%	52.0% - 53.0%
Net income	$2.5	$5.5 - $6.0	120% - 140%
Adjusted EBITDA	$5.9	$9.0 - $10.0	52.5% - 69.5%

See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information regarding Adjusted EBITDA. A reconciliation of projected Adjusted EBITDA is not provided because we are unable to provide such reconciliation without unreasonable effort. The inability to provide a quantitative reconciliation is due to the fact that we have not yet finalized the specific items required to reconcile between net income and Adjusted EBITDA. Net income includes the impact of such items as interest expense, equity-based compensation expense, depreciation and amortization, and other one-time expenses and the tax effect of such items, in addition to other items we have historically excluded from Adjusted EBITDA. We expect to continue to exclude these items and may also exclude other similar items, which may be significant.

These preliminary expectations regarding net sales, gross margin, net income and Adjusted EBITDA are the responsibility of management and are subject to management’s review and finalization and to accounting review procedures by our independent registered public accounting firm, which have not yet been performed. Consequently, the results should not be viewed as a substitute for full quarterly financial statements and are subject to change and those changes may be material. Our expectations regarding net sales, gross margin, net income and Adjusted EBITDA for the three months ended September 30, 2018 are forward-looking statements that are not necessarily indicative of results expected in future periods and actual results may differ materially from those described above. Factors that could cause actual results to differ from those described above are set forth in the sections captioned “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” You should read this information together with the financial statements and the related notes and the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included in this prospectus.

The above preliminary financial results have been prepared by, and are the responsibility of, our management. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to these preliminary financial results. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

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Please direct any questions to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Jesse Timmermans, Advance Holdings, LLC

Katherine Ku, Wilson Sonsini Goodrich & Rosati P.C.

Tom Holden, Ropes & Gray LLP

Jeff Rawlins, KPMG LLP